UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 12, 2009

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1 — Information Contained in this Form 6-K Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 12, 2009

SEASPAN CORPORATION

By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

EXHIBIT I

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West,

Hong Kong, China

c/o 2600—200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

Dear Shareholder:

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2009 annual meeting of shareholders of Seaspan Corporation, or Seaspan. The annual meeting will be held at:

Place:    Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong, China

Date:     Saturday, September 19, 2009

Time:    1:00 p.m. (Hong Kong time)

The Notice of Annual Meeting and Proxy Statement are enclosed and describe the business to be transacted at the annual meeting and provide other information concerning Seaspan. The principal business to be transacted at the annual meeting will be (1) the election of directors and (2) the ratification of the appointment of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2009.

The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors and for the ratification of KPMG LLP, Chartered Accountants, as our independent auditors.

We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your shares represented by completing, signing, dating and returning your proxy card in the enclosed envelope as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously returned your proxy card.

Sincerely,

/S/ GERRY WANG
Gerry Wang
Chief Executive Officer

i

SEASPAN CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date	Saturday, September 19, 2009, 1:00 p.m. (Hong Kong time)

Place	Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong, China

Items of Business	(1) To elect two Class I directors to the Seaspan Board of Directors for a term of three years;

(2) To ratify the appointment of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2009; and

(3) To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date	The record date for the annual meeting is July 27, 2009. Only shareholders of record at the close of business on that date will be entitled to notice, and to vote at the annual meeting or any adjournment or postponement of the meeting.

Voting	Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. You may submit your proxy for the annual meeting by completing, signing, dating and returning your proxy card in the enclosed envelope. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of this proxy statement and the instructions on the proxy or voting instruction card.

August 12, 2009

By Order of the Board of Directors

/S/ CHRISTA SCOWBY
Christa Scowby
Corporate Secretary

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about August 12, 2009.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:	Why am I receiving these materials?

A:	The board of directors, or the Board, of Seaspan Corporation, a corporation organized in the Republic of the Marshall Islands (referred to in this proxy statement as Seaspan or the Company), is providing these proxy materials for you in connection with our annual meeting of shareholders, which will take place on September 19, 2009. As a shareholder, you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and certain officers, and other information about our Company.

Q:	How may I obtain Seaspan’s Annual Report on Form 20-F filed with the SEC?

A:	The 2008 Annual Report on Form 20-F is available under “SEC Filings” in the Investor Relations section of our website at www.seaspancorp.com and at the website of the Securities and Exchange Commission, or the SEC, at www.sec.gov. Additionally, shareholders can request a hard copy of our complete audited financial statements free of charge upon request by:

•	writing us at Seaspan Corporation, Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China, fax number +852-2540-1689;

•	emailing us at info@seaspancorp.com; or

•	calling us at +852-2540-1686.

Q:	What items of business will be voted on at the annual meeting?

A:	The items of business scheduled to be voted on at the annual meeting are:

•	The election of two Class I directors to our Board for a term of three years; and

•	The ratification of the appointment of KPMG LLP, Chartered Accountants, as our independent auditors for the fiscal year ending December 31, 2009.

We will also consider any other business that properly comes before the annual meeting.

Q:	How does the Board recommend that I vote?

A:	Our Board recommends that you vote your shares “FOR” each of the nominees to the Board and “FOR” the ratification of the independent auditors for the 2009 fiscal year.

Q:	Who may vote at the annual meeting?

A:	You may vote all of the common shares that you owned at the close of business on July 27, 2009, the record date for the annual meeting. On the record date, we had 67,335,082 common shares outstanding and entitled to be voted at the meeting. You may cast one vote for each common share held by you on all matters presented at the meeting.

We also have outstanding 100,000 Series A 12% Cumulative Preferred Shares, par value $0.01 per share, or the Series A Preferred Shares, which are entitled to vote together with the holders of common shares on all matters which are voted upon by our shareholders. Each holder of Series A Preferred Shares is entitled to the number of votes equal to the largest number of whole common shares into which all Series A Preferred Shares held of record by such holder could be converted into as of the date immediately preceding the record date for the determination of the shareholders entitled to vote on such matters. As of the record date for the meeting, the holders of Series A Preferred Shares were entitled to 7,061,407 votes in the aggregate, approximately 70 votes per Series A Preferred Share.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Most of our shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by us. As the shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed or sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?

A:	You are entitled to attend the annual meeting only if you were a Seaspan shareholder as of the close of business on July 27, 2009 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 1:00 p.m., Hong Kong time.

Q:	How can I vote my shares in person at the annual meeting?

A:	Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual meeting?

A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.

Shareholders of record of our common and preferred shares may submit proxies by completing, signing and dating their proxy cards and mailing them in the enclosed envelopes. Our shareholders who hold shares beneficially in street name may vote by completing, signing and dating the voting instruction cards provided and mailing them in the enclosed envelopes, or otherwise as directed in the voting instruction card provided by your broker, trustee or nominee.

Q:	Can I change my vote?

A:	You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Corporate Secretary by mail received prior to your shares being voted, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Seaspan or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally shareholders provide written comments on their proxy card, which are then forwarded to our management.

Q:	How many shares must be present or represented to conduct business at the annual meeting?

A:	A quorum is required for our shareholders to conduct business at the annual meeting. The presence at the meeting, in person or by proxy, of the holders of shares having a majority of the voting power represented by all outstanding shares entitled to vote on the record date will constitute a quorum, permitting us to conduct the business of the meeting. Proxies received but marked as abstentions, if any, will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. If less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn the meeting until a quorum shall be present.

Q:	How are votes counted?

A:	In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For the other item of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of our nominees to the Board, “FOR” ratification of the independent auditors and in the discretion of the proxy holders on any other matters that properly come before the meeting).

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:	In the election of directors, the two persons receiving the highest number of “FOR” votes at the annual meeting will be elected. The other proposal requires the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. We do not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each common share outstanding as of the close of business on the record date is entitled to one vote. Each Series A Preferred Share is entitled to that number of whole common shares that it could be converted into on the date immediately prior to the record date.

Q:	What happens if additional matters are presented at the annual meeting?

A:	Other than the two items of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the person named as proxyholder, Christa Scowby, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director, the person named as proxyholder will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder, you may receive only one set of the proxy statement unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Corporate Secretary

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

Fax: 852-2540-1689

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Who will bear the cost of soliciting votes for the annual meeting?

A:	We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?

A:	We intend to announce preliminary voting results at the annual meeting and publish final results in our report on Form 6-K for the three months ending September 30, 2009.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the written proposal must be received by our Corporate Secretary at the address set forth below no earlier than November 27, 2009 and no later than December 27, 2009. Such proposals also will need to comply with our bylaw provisions regarding business to be brought before a shareholder meeting. Proposals should be sent by mail or fax addressed to:

Corporate Secretary

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

Fax: 852-2540-1689

For a shareholder proposal that is not intended to be included in our proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our common and preferred shares to approve that proposal, provide the information required by our bylaws and give timely notice to our Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by our Corporate Secretary not less than 90 days or more than 120 days prior to the first anniversary date of the date on which we first mailed the proxy materials for the previous year’s annual meeting of shareholders.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to our Corporate Secretary at the address set forth above. In addition, our bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our common and preferred shares to elect such nominee and provide the information required by Seaspan’s bylaws. In addition, the shareholder must give timely notice to our Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary within the time period described above under “Shareholder Proposals.”

Copy of Bylaws Provisions

You may contact our Corporate Secretary at the address set forth above for a copy of the relevant provisions in our bylaws regarding the requirements for making shareholder proposals and nominating director candidates.

Q:	How may I communicate with Seaspan’s Board or the independent directors on Seaspan’s Board?

A:	You may submit any communication intended for our Board or the independent directors by directing the communication by mail or fax addressed as follows:

Seaspan Corporation

c/o Seaspan Ship Management Ltd.

Suite 2600-200 Granville Street

Vancouver, BC V6C 1S4

Canada

Attention: Chairman of the Audit Committee

Fax: 604-648-9782

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Seaspan is committed to sound corporate governance principles. These principles contribute to Seaspan’s business success and are essential to maintaining Seaspan’s integrity in the marketplace. Seaspan’s Corporate Governance Guidelines and Code of Business Conduct and Ethics are available under “Corporate Governance” in the Investor Relations section of its website at www.seaspancorp.com.

Board Practices

General

The Board consists of nine members. Except for George H. Juetten, who was appointed by our Series A Preferred Shareholders on July 25, 2009 and who does not belong to a class of directors, the Board is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his successor is elected and qualifies. Kyle Washington’s term expires in 2009 and he has been nominated by the Board for re-election at the 2009 annual meeting of shareholders. David Korbin, whose term also would have expired in 2009, is resigning from the Board effective as of September 19, 2009, the date of our 2009 annual shareholder meeting. The Board nominated Antony S. Crawford on July 29, 2009 for election at the 2009 annual meeting of shareholders to succeed Mr. Korbin on the Board as a Class I director. Mr. Juetten will replace Mr. Korbin as chair of the audit committee as of September 19, 2009.

With respect to the terms of other directors, Gerry Wang, Peter Lorange and Barry R. Pearl have terms expiring in 2010. Peter S. Shaerf, Milton K.Wong and John C. Hsu have terms that expire in 2011.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of the current members of the Board, other than Kyle Washington, Gerry Wang and Peter Lorange, has no material relationship with Seaspan, either directly or as a partner, shareholder or officer of an organization that has a relationship with Seaspan, and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange, or NYSE, director independence standards as currently in effect and as they may be changed from time to time. As a result of his appointment as an officer of our subsidiary companies, Peter Lorange no longer meets our standard for independence.

The Board has the following three standing committees: audit committee, compensation committee and conflicts committee. The membership of these committees during 2008 and the function of each of the committees are described below. Each of our standing committees is currently comprised entirely of independent members. The audit committee and the compensation committee currently operate under a written charter adopted by the Board. The conflicts committee was established in January 2009, and we are currently drafting its charter. All of the committee charters are or will be available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com. During 2008, the Board held eight meetings, the audit committee held six meetings and the compensation committee held four meetings. Since its inception in January 2009, the conflicts committee has held seven meetings. Each director attended at least 75% of the Board meetings (held during the period for which such person has been a director) during the last fiscal year. With the exception of John C. Hsu (who did not attend the one audit committee meeting held during the period for which he was a member of that committee), each director attended at least 75% of the total number of committee meetings on which such person served (held during the periods for which such person served) during the last fiscal year.

Our audit committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. In 2008, our audit committee members were David Korbin, Barry R. Pearl, Milton K. Wong and John C. Hsu, who was appointed on July 30, 2008. All members of the committee are financially literate, and the Board has determined that Mr. Korbin qualifies as the financial expert. In addition, the Board has determined that Mr. Juetten, who will replace Mr. Korbin as the chairman of the audit committee, qualifies as the financial expert. The audit committee assists the Board in fulfilling its responsibilities for general oversight of: the integrity of our consolidated financial statements; our compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of our internal audit function and independent auditors.

Until July 30, 2008, our compensation committee consisted of Peter Lorange, Peter S. Shaerf, Milton K. Wong and Barry R. Pearl. On July 30, 2008, Peter Lorange resigned as a member of the compensation committee, and John C. Hsu was appointed in his place. The compensation committee reviews, evaluates and approves our agreements, plans, policies and programs to compensate our officers and directors. Each year it produces a report on executive compensation and publishes the report in our Annual Report on Form 20-F, otherwise discharges the Board’s responsibilities relating to the compensation of our officers and directors and performs such other functions as the Board may assign to the committee from time to time.

Our conflicts committee is composed entirely of directors who satisfy applicable NYSE independence standards. Since its creation in January 2009, the members of our conflicts committee have been David Korbin, Barry R. Pearl, Milton K. Wong and Peter S. Shaerf. The conflicts committee reviews and approves transactions between us and our directors, our officers and other related parties for potential conflicts of interest on an ongoing basis.

The report of the compensation committee is included beginning on page 18 of this current report on Form 6-K, and the report of the audit committee is included on page 21.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, we are exempted from certain corporate governance rules that apply to domestic companies under NYSE listing standards. The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:

•	we hold annual meetings of shareholders under the Business Corporations Act of the Republic of the Marshall Islands, similar to NYSE requirements;

•	in lieu of a nominating committee, the full Board regulates nominations as set forth in our bylaws; and

•	in lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the full Board approves such adoption.

U.S. issuers are required to have a compensation committee that is comprised entirely of independent directors. Although as a foreign private issuer this rule does not apply to us, we have a compensation committee that consists of four directors, all of whom satisfy NYSE standards for independence.

Consideration of Director Nominees

Shareholder Nominees

Our Board will consider properly submitted shareholder nominations for Board candidates. In evaluating these nominations, our Board considers the balance of knowledge, experience and capability on the Board. Any shareholder nominations proposed for consideration by the Board should include the nominee’s name and qualifications for Board membership and should be mailed or faxed, addressed to:

Corporate Secretary

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

Fax: 852-2540-1689

In addition, our bylaws permit shareholders to nominate directors for consideration at an annual shareholder meeting. For a description of the process for nominating directors in accordance with our bylaws, see “Questions and Answers about the Proxy Materials and the Annual Meeting—What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page  6.

Independent Director Meetings

Our independent directors may hold as many in camera meetings each year as they deem appropriate. Three in camera meetings were held in 2008.

Communications with the Board

Individuals may communicate with our Board by writing to it by mail addressed to:

Seaspan Corporation

c/o Suite 2600-200 Granville Street

Vancouver, BC V6C 1S4

Canada

Attention: Chairman of the Audit Committee

Fax: 604-648-9782

Communications that are intended specifically for independent directors should also be sent to the above address.

COMPENSATION

Each independent member of our Board and Peter Lorange receives an annual cash retainer of $45,000 payable in equal quarterly installments. In addition, in 2008, the chairman of the audit committee received an annual payment of $15,000. Beginning in the fiscal year ending December 31, 2009, this annual amount increases to $20,000 and will be prorated between Mr. Korbin and Mr. Juetten. The chairman of the compensation committee receives an annual payment of $5,000 and each member of the compensation and audit committee receives an annual payment of $5,000. The chairman of the conflicts committee, which was established in January 2009, will receive an annual payment of $5,000 and each member of the conflicts committee will receive $1,500 per attended meeting.

During 2008, the Board approved compensation for members of the management agreement committee. The management agreement committee was established in 2007 for the sole purpose of negotiating the technical services fees for our vessels for the period from 2009 to 2011. The management agreement committee was comprised entirely of independent directors. The chairman of that committee received a one time payment of $5,000 and each member received $1,500 per attended meeting. A total amount of $45,500 was paid to the chairman and the members of the management agreement committee in 2008.

Except for Peter Lorange, who is an officer of our subsidiary companies, officers who also serve as directors will not receive compensation for their services as directors. In January 2009, the Board approved additional compensation for Peter Lorange in recognition of his ongoing service as a director and officer of our subsidiaries. Mr. Lorange received $5,000 in additional compensation for the year ended December 31, 2008 and will receive $5,000 in additional compensation payable in quarterly installments for each year in which he serves as a director and officer of our subsidiaries.

In January 2009, the Board approved additional compensation for Milton K. Wong in recognition of the assistance that he has provided to the chairman of the Board. Mr. Wong received $5,000 in additional compensation for the year ended December 31, 2008. In 2009, in addition to his ordinary compensation as a director, Mr. Wong will again receive an additional $5,000 payable in quarterly installments for providing the same services.

Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of the Board or any Board committee and, in the case of the 2008 annual meeting, each director was entitled to reimbursement for the travel expenses of their spouses. In addition, each independent Board member and Peter Lorange is entitled to receive a travel stipend in the amount of $4,000 per Board meeting if the eligible recipient travels transoceanic to attend the meeting in person or $3,000 per Board meeting if the eligible recipient travels transcontinental to attend the meeting in person. We paid a total amount of $81,000 to the independent directors and Peter Lorange in travel stipends in 2008.

Equity Incentive Plan

In December 2005, our Board adopted the Seaspan Corporation Stock Incentive Plan, or the Plan, under which our officers, employees and directors may be granted options, restricted shares, phantom share units, and other stock based awards as may be determined by our Board. A total of 1,000,000 common shares were reserved for issuance under the Plan, which is administered by our Board. The Plan will expire 10 years from the date of its adoption.

On January 6, 2009, each of our independent directors (except for George H. Juetten who was appointed on July 25, 2009) and Peter Lorange was awarded an equity incentive award under the Plan of 6,600 restricted shares, which will vest on January 1, 2010. On January 1, 2008, each of our independent directors and Peter Lorange was awarded an equity incentive award under the Plan of 3,750 restricted shares, which vested on December 31, 2008. On January 1, 2007, each of our independent directors and Peter Lorange was awarded an equity incentive award under the Plan of 3,750 restricted shares, which vested on December 31, 2007.

Our Board approved a grant of 7,000 restricted shares to our former chief financial officer, Kevin M. Kennedy, who resigned from the Company in June 2007. This grant of restricted shares was made in accordance with the Plan and was subject to a three-year vesting period commencing May 10, 2007. Two thousand three hundred and thirty three of the restricted shares vested with Mr. Kennedy before his resignation was effective on June 8, 2007. No additional shares will vest with Mr. Kennedy in respect of that grant.

Our Board approved a grant of 15,000 phantom share units to Sai W. Chu, our chief financial officer, on March 1, 2009. This grant was made in accordance with the Plan and is subject to a three-year vesting period beginning on January 1, 2010. On June 8, 2007, our Board also approved a grant of 15,000 phantom share units to Sai W. Chu in accordance with the Plan. One-third of the phantom share units vested on each of January 1, 2008 and January 1, 2009. The remaining one-third of the phantom share units will vest on January 1, 2010.

Our Board approved a grant of 150,000 phantom share units to Gerry Wang, our chief executive officer, on March 1, 2009. This grant, which was made in accordance with the Plan, is subject to a three-year vesting period beginning on January 1, 2010. In December 2007, our Board, also in accordance with the Plan, approved a grant to Gerry Wang of 135,000 phantom share units. One-third of these vested on each of December 21, 2007 and December 21, 2008. The remaining one-third will vest on December 21, 2009. In October 2006, our Board, in accordance with the Plan, approved a grant to Gerry Wang of 99,500 phantom share units, subject to vesting over a three year period beginning January 1, 2007. The last one-third of those phantom share units vested on January 1, 2009.

On March 1, 2009, Christa Scowby, our corporate secretary and corporate counsel of an affiliate of Seaspan Management Services Limited, or our Manager, was awarded 12,000 phantom share units under the Plan. One-third of the phantom share units will vest on each of January 1, 2010, 2011 and 2012.

During the years ended December 31, 2008 and 2007, we paid to our directors and management (eleven persons) aggregate cash compensation of approximately $1.2 million and $1.3 million respectively. We do not have a retirement plan for members of our management team or our directors.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board consists of nine members. Except for George H. Juetten, who was appointed by our Class A Preferred Shareholders on July 25, 2009 and who does not belong to a class of directors, the rest of the Board is divided into three classes: Class I, Class II and Class III. The number of directors in each class is required to be as nearly equal as possible. At the 2009 annual meeting, two Class I directors will be elected to serve for three-year terms until the 2012 annual meeting and until their successors are elected. The Class I directors nominated for election at the 2009 annual shareholder meeting are Kyle Washington and Antony S. Crawford. The Board nominated Antony S. Crawford on July 29, 2009 for election at the 2009 annual meeting of shareholders to succeed David Korbin on the Board as a Class I director. Mr. Korbin is resigning from the Board effective as of the date of our 2009 annual shareholder meeting. The remaining six directors are divided into two classes of three Class II directors and three Class III directors, whose terms expire in 2010 and 2011, respectively. Votes may not be cast at the 2009 annual shareholder meeting for a greater number of director nominees than two.

Information regarding the business experience of each nominee is provided below. There are no family relationships among our executive officers and directors.

If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the two persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.

The two persons receiving the highest number of “FOR” votes represented by common and preferred shares of Seaspan, present in person or represented by proxy and entitled to be voted at the annual meeting, will be elected.

The Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board’s nominees is not available as a candidate for director, the proxyholder, Christa Scowby, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Our Board recommends a vote FOR the election to the Board of each of the following nominees for Class I Directors (terms expiring in 2012):

Kyle Washington Director since May 2005 Age 38	Kyle Washington was appointed our chairman of the Board in May 2005. He is also a director and the executive chairman of the board of Seaspan Container Lines Limited, or SCLL, and a director and chairman of our Manager and certain of its operating subsidiaries. From 1998 to 2006, Mr. Washington was responsible for the overall corporate strategy of the Washington Marine Group and was active in developing senior level customer, supplier, competitor and governmental relationships. Within the Washington Marine Group, he was a director and the executive chairman of Seaspan International Ltd., a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. Mr. Washington has been a director of bioLytical Laboratories Inc. since 2005, a company that develops and manufactures a rapid HIV diagnostic product, and he is a principal of CopperLion Capital, a $100 million private equity fund he started in 2007. He was also chairman of 2003 World Weightlifting Championships and is an active supporter of the Steve Nash Foundation. Mr. Washington is a graduate of the University of Montana with a degree in business administration.

Antony S. Crawford Nominated to be a Class I director on July 29, 2009 Age 52	Antony S. Crawford was nominated by the Board to replace David Korbin upon his resignation, which is effective as of the date of our 2009 annual shareholder meeting. Mr. Crawford has over 25 years of experience in the shipping industry. Since 2005, Mr. Crawford has served as the Chief Executive Officer of MC Shipping Inc., a private ship owner that owns and operates 21 LPG Tankers. In 1983, he was one of the founders of V Ships Group, which provided ship management services.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT AUDITORS

The audit committee of the Board has appointed KPMG LLP, Chartered Accountants, to examine our consolidated financial statements for the fiscal year ending December 31, 2009. KPMG LLP, Chartered Accountants, examined our consolidated financial statements for the fiscal years ended December 31, 2008 and December 31, 2007 and also provided certain tax services during the fiscal years ended December 31, 2008 and December 31, 2007 and services related to our public offerings of common shares completed in April 2008, August 2007 and April 2007. See “Principal Auditor Fees and Services” on page 20.

Our Board recommends a vote FOR the ratification of the appointment of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2009. If the appointment is not ratified, our audit committee will consider whether it should select this firm as Seaspan’s independent auditors.

Vote Required

Ratification of the appointment of KPMG LLP, Chartered Accountants, as our independent auditors for the fiscal year ending December 31, 2009 requires the affirmative vote of a majority of our common shares and our preferred shares (voting on an as-converted basis) present in person or represented by proxy and entitled to be voted at the meeting.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common and preferred shares by:

•	each person or entity known by us to beneficially own more than 5% of our common or preferred shares;

•	each of our current and former directors;

•	each of our named executive officers; and

•	all current Seaspan directors and executive officers as a group.

The information provided in the table is based on information filed with the SEC and information provided to Seaspan as of July 27, 2009.

The number of shares beneficially owned by each person, entity, director or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)	Series A Preferred Shares	Percentage of Series A Preferred Shares	Percentage of Total Voting Securities (2)
Kyle Washington (3)	2,512,716	3.7%	6,000	6.0%	3.9%
Gerry Wang (4)	1,374,268	2.0%	—	—	1.8%
Sai W. Chu	31,255	*	—	—	*
David Korbin	17,850	*	—	—	*
Peter Lorange (5)	67,024	*	—	—	*
Peter S. Shaerf	47,207	*	—	—	*
Milton K. Wong (6)	37,850	*	—	—	*
Barry R. Pearl	19,020	*	—	—	*
John C. Hsu	9,200	*	—	—	*
George H. Juetten	—	—	—	—	—
Antony S. Crawford	—	—	—	—	—
Tiger Container Shipping Company Limited (7)	3,601,166	5.3%	10,000	10.0%	5.8%
Dennis R. Washington (8)	6,760,594	10.0%	80,000	80.0%	16.7%
All executive officers, directors and director nominees as a group (11 persons)	4,116,390	6.1%	6,000	6.0%	6.1%

(1)	Percentages are based on the 67,335,082 common shares that were issued and outstanding on July 27, 2009.

(2)	Assumes the conversion of Series A Preferred Shares at a conversion price of $15.00.

(3)	The number of common and preferred shares shown for Mr. Washington includes those shares beneficially owned by The Kyle R. Washington Trust II and CopperLion Capital (KRW) I Limited Partnership. This information was provided to Seaspan by Kyle Washington on or about August 10, 2009.

(4)	The number of common shares shown for Mr. Wang includes shares beneficially or directly owned by Gerry Wang, as well as by certain members of his immediate family, the Gerry Wang Family Trust and by 0731455 B.C. Ltd., a British Columbia company. This information was provided to Seaspan by Mr. Wang on or about August 7, 2009.

(5)	The number of common shares shown for Mr. Lorange includes shares held by S. Ugelstad Invest A/S 100. This information was provided to Seaspan by Mr. Lorange on or about August 6, 2009.

(6)	The number of common shares shown for Mr. Wong includes shares held by Pip Peri Pembo Management Ltd. This information was provided to Seaspan by Mr. Wong on or about August 7, 2009.

(7)	Tiger Container Shipping Co. Ltd., a Cayman Islands company, is owned by Graham Porter, a managing director and director of our Manager. This information was provided to Seaspan by Mr. Porter on or about August 11, 2009.

(8)	The number of common and preferred shares shown for Dennis R. Washington includes those shares beneficially owned by Deep Water Holdings, LLC and the Roy Dennis Washington Revocable Living Trust. This information was provided to Seaspan by Dennis R. Washington on or about August 10, 2009.

*	Less than 1%.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From time to time since our initial public offering, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements include agreements relating to the management of the vessels in our fleet, the provision of services by our executive officers and the sale and purchase of our common and preferred equity securities. We may enter into related party transactions from time to time in the future. In January 2009, we established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions.

Transactions Related to Our Initial Public Offering

We, our Manager and certain affiliates entered into various documents and agreements that effected the transactions relating to our formation, our initial public offering and the application of the proceeds from our initial public offering. These agreements were not the result of arm’s-length negotiations and they, or any of the transactions that they provide for, may not have been effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties. For more information on the transactions that we entered into in connection with our initial public offering, please read “Major Shareholders and Related Party Transactions—B. Registration Rights Agreements,” “Information on the Company—B. Business Overview—Management Related Agreements,” “—Management Agreements,” “—Omnibus Agreement,” “—Employment Agreement with Gerry Wang,” and “—Employment Agreement with Graham Porter” in our Annual Report on Form 20-F.

Our Management Agreements

Our Manager provides substantially all of the management services for our vessels under various management agreements. For more information about the agreements with our Manager that govern the provision of management services for our fleet, please read “Information on the Company—B.  Business Overview—Management Agreements” in our Annual Report on Form 20-F.

Change of Control Plan

Effective as of January 1, 2009, we established a change of control severance plan for certain employees of Seaspan Ship Management Limited, our Manager’s ship management affiliate. For more information on the change of control severance plan, please read “Information on the Company—B. Business Overview—Change of Control Plan” in our Annual Report on Form 20-F.

Registration Rights Agreements

In connection with our initial public offering, we agreed to register for resale on a shelf registration statement under the Securities Act of 1933, or the Securities Act, and applicable state securities laws, any subordinated shares proposed to be sold by the holders of the subordinated shares (or the underlying common shares upon their conversion) upon expiration of a certain holding period if an exemption from the registration requirements is not otherwise available or advisable. These holders also have certain piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere or impede with our offering. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

In connection with our offering of Series A Preferred Shares, we entered into a registration rights agreement, pursuant to which, in certain circumstances, we will be obligated to file a registration statement covering the potential sale by a holder of the common shares that are issuable upon the conversion of the Series A Preferred Shares unless the sum of the common shares held by such holder as a result of the conversion can be sold in a single transaction under Rule 144 of the Securities Act. These holders also have certain piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere with or impede such offering. Under this agreement, we are obligated to pay all expenses incidental to the registration, excluding underwriting discounts or commissions. For a more detailed discussion of the Series A Preferred Share offering, see “Information on the Company—B. Business Overview—Recent Equity Offerings—Our Series A Preferred Share Offering” in our Annual Report on Form 20-F.

Offering of Common Shares Concurrently with Our April 2008 Equity Offering

In April 2008, in connection with an underwritten public equity offering, we sold 663,300 common shares directly to certain of our executive officers and directors, certain affiliates of our Manager and certain of their executive officers and directors and Dennis Washington. For a description of our April 2008 equity offering and the concurrent sale to certain affiliates, please read “Information on the Company—B. Business Overview—Recent Equity Offerings—Public Offering of Common Shares April 2008” in our Annual Report on Form 20-F.

Series A Preferred Share Offering

In January 2009, we entered into various documents and agreements in connection with the issuance and sale of our Series A Preferred Shares to certain investors, including an entity affiliated with the chairman of our Board. For a description of our Series A Preferred Share offering please read “Information on the Company—B. Business Overview—Recent Equity Offerings—Our Series A Preferred Share Offering” in our Annual Report on Form 20-F.

Sale of Subordinated Shares

Concurrently with our initial public offering, we sold 7,145,000 subordinated shares to members of the Washington family, or trusts set up on their behalf, to an entity owned by our chief executive officer, Gerry Wang, and to an entity owned by Graham Porter, a director of our Manager, at a purchase price per share equal to the initial public offering price of our common shares. Effective October 1, 2008, the subordinated period ended and the rights and privileges on our subordinated shares became the same as our common shares.

EXECUTIVE OFFICERS

Please read “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” and “—Directors and Officers of Our Manager” in our Annual Report on Form 20-F, for details regarding Seaspan’s executive officers and those of its Manager.

REPORT OF THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

Our executive compensation program is administered by the compensation committee of the Board, or the Committee. The Committee is currently composed entirely of non-employee directors who are independent, as determined by the Board, within the meaning of applicable NYSE standards. Peter Lorange, who served on the Committee until he was replaced by John C. Hsu on July 30, 2008, ceased to meet our standards for independence as a result of having been appointed an officer of our subsidiaries.

The Committee reviews, evaluates, and approves the agreements, plans, policies and programs of Seaspan to compensate our officers and directors, produces a report on executive compensation each year and publishes the report in our Annual Report on Form 20-F, otherwise discharges the Board’s responsibilities relating to compensation of our officers and directors, and performs such other functions as the Board may assign to the Committee from time to time. The Committee’s charter is available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

The Committee met four times during 2008, and the chairman of the Committee met in person or telephonically with outside consultants with respect to executive officer compensation. The Committee has direct access to independent compensation consultants and other experts for information as it deems appropriate and used independent consultants from time to time during the year.

The Committee has furnished the following report on executive compensation.

Executive Compensation Philosophy

We currently have no employees. The Committee is responsible for reviewing and evaluating the executive compensation of our chief executive officer and chief financial officer, both of whom are seconded to us by our Manager, and our directors. Generally, the goals of our compensation program are to:

•	attract, retain and motivate a high-caliber executive leadership team;

•	pay competitively and consistently within an appropriately defined market;

•	align executive compensation with shareholder interests; and

•	link compensation to our performance and the individual performance of our executive officers and directors.

Executive Compensation Practices

Each year, we survey the executive compensation practices of our industry peer groups. The level of executive compensation will be commensurate with our performance both within and outside our peer group.

Components of Executive Compensation

Base Pay

Base pay is baseline cash compensation and is determined by the competitive market and individual performance. The base pay for our chief executive officer is payable by our Manager and is established by the employment agreement between a subsidiary of our Manager and Gerry Wang. The base pay for our chief financial officer is payable by our Manager and is established by the letter agreement, dated December 5, 2007, between a subsidiary of our Manager and Sai W. Chu.

Annual Bonus

Our annual bonus program focuses on matching reward with the individual’s performance and our financial performance in the fiscal year through comparison to established targets and the financial performance of peer companies. The bonus will include long term stock grants as well as cash compensation as will be evaluated and determined by the Committee in conjunction with the chief executive officer.

Equity Incentive Plan

Our Stock Incentive Plan is intended to promote our interests by encouraging employees, consultants and directors to acquire or increase their equity interest in us and to provide a means whereby they may develop a sense of proprietorship and personal involvement in our development and financial success, and to encourage them to remain with and devote their best efforts to our business, thereby advancing our interests and the interests of our stockholders. The Plan is also contemplated to enhance our ability to attract and retain the services of individuals who are essential for our growth and profitability.

The undersigned members of the Committee have submitted this Report to our Board.

Peter S. Shaerf, Chairman

Barry R. Pearl

Milton K. Wong

John C. Hsu

PRINCIPAL AUDITOR FEES AND SERVICES

Our principal accountant for 2008 was KPMG LLP, Chartered Accountants.

Fees Incurred by Seaspan for KPMG LLP’s Services

In 2008 and 2007, the fees rendered by the auditors were as follows:

	2008	2007
Audit Fees	$597,300	$506,000
Audit-Related Fees	—	—
Tax Fees	24,700	57,000
All Other Fees	—	—

	$622,000	$563,000

Audit Fees

Audit fees for 2008 include fees related to our public offering of our common shares completed in April 2008 and the prospectus for the dividend reinvestment program in addition to our annual audit, quarterly reviews and accounting consultations. Audit fees for 2007 include fees related to our public offerings of our common shares completed in April and August 2007 in addition to our annual audit, quarterly reviews and accounting consultation.

Audit-Related Fees

There were no audit-related fees in 2008.

Tax Fees

Tax fees for 2008 and 2007 are primarily for tax consultation services.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2008 and 2007.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee assists our Board in fulfilling its responsibilities for oversight of:

•	The integrity of our consolidated financial statements;

•	Our compliance with legal and regulatory requirements;

•	The independent auditors’ qualifications and independence; and

•	The performance of our internal audit function and independent auditors.

Our audit committee manages our relationship with our internal auditors and our independent auditors, who both report directly to the audit committee. The audit committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the audit committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the audit committee, from us for such advice and assistance.

Our management has primary responsibility for preparing our consolidated financial statements and for our financial reporting process. Our independent auditors, KPMG LLP, Chartered Accountants, are responsible for expressing an opinion on the conformity of our audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the audit committee reports as follows:

(1)	The audit committee has reviewed and discussed the audited consolidated financial statements for 2008 with our management.

(2)	The audit committee has discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, as amended or modified.

(3)	The audit committee has received the letter and written disclosures from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees and has discussed the matter of independence with the independent auditors.

(4)	Based on the review and discussions referred to in paragraphs 1 through 3 above, the audit committee has recommended to our Board, and our Board has approved, that our audited consolidated financial statements be included in our Annual Report on Form 20-F for 2008, for filing with the SEC.

The undersigned members of the audit committee have submitted this Report to the Board.

David Korbin, Chairman

Barry R. Pearl

Milton K. Wong

John Hsu